FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ✓       Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                   ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis

(Registrant)

Date: 19th March, 2004	Apostolos Tamvakakis Deputy Governor

PRESS RELEASE

Today, Friday, 19 March 2004, at 14.00 p.m., National Bank of Greece’s Board of Directors, at its meeting held at NBG’s head office at 86 Eolou Str., pursuant to the death of the Bank’s Chairman and Governor Theodoros Karatzas and in order to replace him, unanimously elected Takis (Efstratios-George) Arapoglou as a new executive board member and, subsequently, Chairman and Governor of National Bank of Greece for the remaining term in office of Theodoros Karatzas, i.e. until the Bank’s Ordinary General Meeting in 2005, in accordance with NBG’s Articles of Association and Law 3016/2002.

Pursuant to the new Governor’s proposal the Bank’s Board of Directors was formed into a body consisting of executive members Takis Arapoglou, Chairman–Governor, Theodoros Pantalakis, Andreas Vranas and Apostolos Tamvakakis, Deputy Governors, non-executive members H.E. the Metropolitan of Ioannina Theoklitos, Dimitrios Daskalopoulos, Vassilios Konstantakopoulos, George Lanaras, Miltiadis Nektarios, Ioannis Panagopoulos, Dimitrios Papoulias, Vassilios Rapanos and Avraam Triantafyllidis, and independent non-executive members George Tsougiopoulos and Panagiotis Lambropoulos.

Lastly, the Bank’s Board of Directors decided that the Governor’s and Deputy Governors’ duties and responsibilities — as per the allocation of executive board members’ authorities over NBG’s General Managers, Divisions, independent Sub-Divisions and Branches — as well as the board members’ powers and authorities remain unchanged.

TAKIS ARAPOGLOU

Brief Curriculum Vitae

Between 1978 and 1991 Takis (Efstratios-George) Arapoglou was based in London where he worked for Paine Webber, Citicorp Investment Bank and Chase Investment Bank. He has specialized in debt and equity capital markets, derivatives and strategic advice and offered services mostly to financial organizations, multinational companies and North American, Scandinavian and western European governments.

In 1991 he returned to Greece and became Chairman and Managing Director of the Ionian and Popular Bank Group. At the same time he was appointed Chairman of DIAS Interbank Systems overseeing the completion of the interbank systems delivered to Greek banks in 1993.

In 1994 Takis Arapoglou was appointed General Manager of American Express, Greece.

In 1997 he became General Manager of Citibank/Citigroup, Greece.

In 2000 he returned to Citigroup, in London, as Managing Director and Global Banks Industry Head. As of January 2004 he has served as Senior Advisor to Citigroup’s London-based Global Corporate and Investment Bank.

Takis Arapoglou was a member of the Supervisory Board of Citibank Sweden (1984/85), of the Supervisory Board of Chase Manhattan Bank Finland (1989/90) and of the Hellenic Bank Association (1991/93). He also served on the Board of Directors of Egyptian American Bank, a subsidiary of American Express in Egypt (1994/96), and on the Asset and Liability Committee of Citigroup Europe.

Studies: Takis Arapoglou has a degree in Mathematics from Athens University (1974), a BSc degree in Naval Engineering from Glasgow University (1977) and an MSc degree in Management from Brunel University, UK (1978).

Athens, 19.03.2004